Filed by Schawk, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Schawk, Inc.
Commission File Number: 001-09335

DEFINITIVE MERGER AGREEMENT WITH MATTHEWS INTERNATIONAL

MARCH 17, 2014

A Uniquely Complementary Union.

SGK + Matthews INTERNATIONAL



Who is Matthews International?


Matthews
INTERNATIONAL


Matthews International Pre-Merger
Matthews
INTERNATIONAL
Matthews™
BRAND SOLUTIONS
Matthews Brand Solutions
Matthews
INTERNATIONAL
Memorialization Services


Post SGK Matthews International Merger
MATW
SGK
Brand Development & Deployment Services
Matthews INTERNATIONAL
Memorialization Services

Two Distinct Business Operations

MATW

SGK

BRANDIMAGE

ANTHEM

SCHAWK!

Matthews Brand Solutions

Matthews International

Memorialization Services

Continuity in SGK Leadership




A Uniquely
Complementary Union

Distribution of Facilities: Americas



SGK Locations:
Atlanta, GA
Battle Creek, MI
Chicago, IL
Cincinnati, OH
Des Plaines, IL
Kalamazoo, MI
Los Angeles, CA
Milwaukee, WI
Minneapolis, MN
Mississauga, ONT, Canada
Mt. Olive, NJ
New Berlin, WI
New York, NY
Northbrook, IL
Querétaro, MX*
Redmond, WA
San Francisco, CA
São Paulo, Brazil*
Stamford, CT
Sterling Heights, MI
Toronto, ONT, Canada
Waterbury, VT

MATW Locations:
Atlanta, GA
East Butler, PA
Oakland, CA
Pittsburgh, PA
Portland, OR
St. Louis, MO
Woburn, MA

* Not Shown on Map

Distribution of Facilities: Americas



SGK Locations:
Atlanta, GA
Battle Creek, MI
Chicago, IL
Cincinnati, OH
Des Plaines, IL
Kalamazoo, MI
Los Angeles, CA
Milwaukee, WI
Minneapolis, MN
Mississauga, ONT, Canada
Mt. Olive, NJ
New Berlin, WI
New York, NY
Northbrook, IL
Querétaro, MX*
Redmond, WA
San Francisco, CA
São Paulo, Brazil*
Stamford, CT
Sterling Heights, MI
Toronto, ONT, Canada
Waterbury, VT

MATW Locations:
Atlanta, GA
East Butler, PA
Oakland, CA
Pittsburgh, PA
Portland, OR
St. Louis, MO
Woburn, MA

* Not Shown on Map

Distribution of Facilities: Europe



SGK Locations:
Antwerp, Belgium
Brussels, Belgium
Hilversum, Netherlands
Leeds, UK
Lodz, Poland
London, UK
Manchester, UK
Newcastle, UK
Paris, France
Valencia, Spain*
York, UK

MATW Locations:
Bristol, UK
Budapest, Hungary
Duchow, Poland
Goslar, Germany
Grenzach-Wyhlen, Germany
Izmir, Turkey*
Julich, Germany
Leeds, UK
Monchengladbach, Germany
Munich, Germany
Nuremberg, Germany
Poznan, Poland
Vienna, Austria
Vreden, Germany

* Not Shown on Map

Distribution of Facilities: Europe




Matthews

SGK Locations:
Antwerp, Belgium
Brussels, Belgium
Hilversum, Netherlands
Leeds, UK
Lodz, Poland
London, UK
Manchester, UK
Newcastle, UK
Paris, France
Valencia, Spain*
York, UK

MATW Locations:
Bristol, UK
Budapest, Hungary
Duchow, Poland
Goslar, Germany
Grenzach-Wyhlen, Germany
Izmir, Turkey*
Julich, Germany
Leeds, UK
Monchengladbach, Germany
Munich, Germany
Nuremberg, Germany
Poznan, Poland
Vienna, Austria
Vreden, Germany

* Not Shown on Map

Distribution of Facilities: APAC



SGK Locations:
Chennai, India
Hong Kong, HK
Penang, Malaysia
Shanghai, China
Shenzhen, China
Singapore, Singapore
Tokyo, Japan

Distribution of Facilities:
APAC



SGK Locations:
Chennai, India
Hong Kong, HK
Penang, Malaysia
Shanghai, China
Shenzhen, China
Singapore, Singapore
Tokyo, Japan

MATW Locations:
Shenzhen, China
Ho Chi Minh City, Vietnam
Wan Chai, HK

Distribution of Facilities: Australia



SGK Locations:
Melbourne, Australia
Sydney, Australia

*Not represented on map


The New Playing Field



A Smart, Strategic Fit


What does this mean for us?
SGK becomes the **premier** brand development and deployment company **in the world.**


How will we integrate?


Please remain
focused.



High Performance.


It’s a new day. Embrace all the possibilities.



A Uniquely Complementary Union.

SGK + Matthews INTERNATIONAL

Additional Information and Where To Find It

This document relates to a proposed transaction between Matthews International Corporation ("Matthews") and Schawk, Inc. ("SGK") that will become the subject of a registration statement on Form S-4, including a proxy statement/prospectus forming a part thereof, to be filed with the Securities and Exchange Commission ("SEC"). This document is not a substitute for the registration statement and proxy statement/prospectus that will be filed with the SEC or any other document that Matthews or SGK may file with the SEC or send to stockholders of SGK in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, SGK INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED BY MATTHEWS OR SGK WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus, when available, and other relevant documents filed or that will be filed by Matthews and SGK with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the registration statement, proxy statement/prospectus and other relevant documents filed by Matthews with the SEC will be available free of charge on its internet website at www.matw.com. Copies of the proxy statement/prospectus and other relevant documents filed by SGK with the SEC will be available free of charge on SGK's internet website at www.sgkinc.com.

No Offer Or Solicitation

This document does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

Matthews, SGK and their respective directors and executive officers may be considered participants in the solicitation of proxies from stockholders of SGK in connection with the proposed transaction. Information about the directors and executive officers of SGK is currently set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 12, 2013. Information about the directors and executive officers of Matthews is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on January 21, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THANK YOU.